Filed by Cosan Limited
Pursuant to Rule 425 of the U.S. Securities Act of 1933, as amended
Subject of the offer: Cosan S.A. Industria e Comercio
Commission File Number: 333-147235

Cosan Limited offer to Exchange Common Shares of Cosan S.A. Insustria e Comercio

Investor Relations
March 2008

Disclaimer

     The registration statement on Form F-4, which has been filed with the U.S.
Securities and Exchange Commission ("SEC") to register Cosan Limited (the
"Company") shares to be issued in the proposed exchange offer (the
"Transaction"), and the related prospectus contain important information about the Company, Cosan S.A. Industria e Comercio ("Cosan"), the Transaction and
related matters. The Company has also filed, and intends to continue to file, additional relevant materials with the SEC. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public
Reference Room at 100 F Street N.E., Washington D.C., 20549. Please call the
SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at
http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. The Company has also filed certain documents with the Comissao de Valores Mobiliarios, the Brazilian securities commission, which are available on the CVM's website at
http://www.cvm.gov.br. YOU ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM
F-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE
PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

     This material was prepared solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. Likewise it does not give and should not be treated as giving investment advice. It has no regard to the specific investment objectives, financial situation or particular needs of any recipient. No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein. It should not be regarded by recipients as a substitute for the exercise of their own judgment. Any opinions expressed in this material are subject to change without notice. The Company is not under obligation to update or keep current the information contained herein. In addition institutions mentioned in this material, their affiliates, agents, directors, partners and employees may make purchases and/or sales as principal or may act as market makers in connection with securities issued by the
Company, and provide investment baking or other services to the Company. The
Company, the Intermediary Institution and their respective affiliates, agents, directors, partners and employees accept no liability whatsoever for any loss or damage of any kind arising out of the use of all or any part of this material.

                                                                              2

Disclaimer

     This material is intended solely for the use of such persons and in such jurisdictions as is permitted under applicable law.

     Furthermore, you should consult with your own legal, regulatory, tax, business, investment, financial and accounting advisers to the extent that you deem it necessary, and make your own investment, hedging and trading decision
(including decisions regarding the suitability of this Transaction) based upon your own judgment and advice from such advisers as you deem necessary and not upon any view expressed in this material.

     As used herein, "Holding Entity" means any entity that is not a resident of Brazil, has no assets other than Cosan shares or shares of one or more companies whose sole assets are Cosan shares, has not engaged, directly or indirectly, in any business other than the holding of the Cosan shares, has no, direct or indirect, liabilities, contingent or otherwise, and that, directly or indirectly, individually or as part of a group, holds its Cosan shares as an investment under Brazilian law No. 4,131/62.

     The documents may also be obtained from the websites set forth below:

               Cosan Limited: www.cosanlimited.com.br
               Cosan S.A.: www.cosan.com.br
               Banco Santander S.A.: www.superbroker.com.br
               SEC: www.sec.gov

                                                                              3

Offering Summary

Description    o  Cosan Limited Offer to Exchange Common Shares of Cosan S.A.
                  Industria e Comercio

Securities     o  Offering registered with SEC - Only for investors resident in the United States and Holding Entities Commissions
               o  Offering registered with CVM - For all other investors

               o  Class A common shares (one vote per share) - listed on the
                  New York Stock Exchange under the symbol "CZZ"
               o  Brazilian Depositary Receipts (BDRs / Class A) (one vote per BDR) -
                  listed on the Sao Paulo Stock Exchange
Securities -      (BOVESPA), under the symbol "CZLT11"
Cosan Limited  o  Class B2 common shares (ten votes per share and subject to three-year lock-up) - not listed and will not be listed on the NYSE, the BOVESPA or any other securities exchange (offered only to holders of Cosan S.A. common shares as of July, 26, 2007)

Securities -   o  Common shares listed on the BOVESPA, under the symbol "CSAN3" (one vote per
Cosan S.A.        share)

Exchange       o  One share of Cosan Limited per one share of Cosan S.A. (1:1)
Rate

               o  <1/3 - All Qualifying Shares tendered will be accepted for exchange and Cosan will remain listed on the Novo Mercado
                  segment of the BOVESPA

               o  <1/3 � All Qualifying Shares tendered will be accepted for
Possible          exchange and Cosan will remain listed on the Novo Mercado
Exchange Offer    segment of the BOVESPA
Results (by
level of       o  Between 1/3 and 2/3 - Cosan Limited will be able to
acceptance)       exchange the Qualifying Shares on a pro rata basis and
                  Cosan will remain listed on the Novo Mercado segment of the
                  BOVESPA

               o  >2/3 - All Qualifying Shares tendered will be accepted for exchange and the Company intends to delist the Cosan shares from the Novo Mercado segment of the BOVESPA, but Cosan
                  S.A. will continue to be a publicly traded Company listed
                  on the BOVESPA

               o  Price o R$ 22.00 per share

                                                                              4

Offering Description

Cosan Limited Offer to Exchange Common Shares of Cosan S.A. Industria e Comercio

                  Brazil                                  Abroad
--------------------------------------    --------------------------------------

The Cosan Shares (CSAN3) can be exchanged for:

o Class A common shares issued by Cosan Limited

o Class A common shares in the form of Brazilian Depositary Receipts issued by the Cosan Limited ("BDRs")
o Class B2 shares issued by Cosan Limited
        - Solely in the case of persons who were shareholders of record of Cosan
          S. A.  as of the close of trading on July 26, 2007
        - Limited to the amount of shares held on July 26, 2007 and confirmed in the settlement on July 31, 2007
        - For three years years after August 16, 2007, holders of Class B2 shares may not convert such shares into Class A shares or transfer less than all of the Class B2 shares they own
        - No liquidity

                                                                              5

Ownership Structure

     Current Capital Structure                   After the Exchange Offer (2)
---------------------------------------    -------------------------------------

(1)  Shares held through Queluz Holdings Limited, a British Virgin Islands company, and Usina Costa Pinto S.A. Acucar e Alcool, a Brazilian
     corporation, both indirectly controlled by our controlling shareholder.

(2)  Assuming that all of Cosan S.A.'s shareholders exchange common shares issued by Cosan S.A. for Cosan Limited's class A common shares. If all of the Cosan shareholders were to exchange their shares for our class B series 2 common shares, instead of Cosan Limited's class A common shares,
     52.2% of the voting power of Cosan Limited's share capital would be held by the public, with the remaining 47.8% held by Mr. Rubens Ometto Silveira
     Mello. Based on the facts and circumstances, this would not represent a change of control under U.S. GAAP.

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Timetable – US residents and Holding Entities

Date	Time	Event
Mar. 6	-	Notice publishing
Apr. 4	17:00 NYT (18:00 BRT)	Submission deadline
Apr. 11	17:00 NYT (18:00 BRT)	Transfer to CBLC portfolios deadline
Apr. 14	12:00 NYT (13:00 BRT)	Order in the Megabolsa system
Apr. 14	15:00 NYT (16:00 BRT)	Auction
Apr. 17	-	Confirmation of full attendance by Santander
Apr. 17	-	Settlement – BDR
Apr. 22	-	Settlement – class A and B2 shares

MARCH 2008

MON	TUE	WED	THU	FRI
3	4	5	6 1 1	7 2 2
10 3 5	11 4 6	12 5 7	13 6 8	14 7 9
17 8 12	18 9 13	19 10 14	20 11 15	21 FM 16
24 12 19	25 13 20	26 14 21	27 15 22	28 16 23
31 17 26				

APRIL 2008

MON	TUE	WED	THU	FRI
	1 18 27	2 19 28	3 20 29	4 21 30
7 22 33	8 23 34	9 24 35	10 25 36	11 26 37
14 27 40	15 28 41	16 29 42	17 30 43	18 31 44
21 FN 47	22 32 48	23 33 49	24 34 50	25 35 51
28 36 54	29 37 55	30 38 56		

- Relevant date
- X Regular day
- X Business days
- X Calendar days

- 7 -

Technical Information

                    Cosan S.A. Industria e Comercio           CSAN3   |  ISIN Code: BRCSANACNOR6
     Company        CNPJ No: 50.746.577/0001-15               CSAN3   |  Sedol Code: B0P72G5
   Information      CVM No: 19836

                    Cosan Limited                             BDR     |  ISIN Code: BRCZLTBDR009
     Offeror        CNPJ/MF N(0): 08.887.330/0001-52          CZZ     |  Sedol Code: B0P72G5
   Information      CVM N(0): 80071

     CBLC's         For exchange for Class A Shares: 7104-8
Portfolio Number    For exchange for Class B2 Shares: 7201-0
                    For exchange for BDRs: 7105-6

    MEGABOLSA       For exchange for Class A Shares: Code CSAN12L
    System's        For exchange for Class B2 Shares: Code CSAN13L
      Code          For exchange for BDRs: Code CSAN3L

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Procedures – U.S. Offering

	Only for U.S. Residents and Holding Entities	
	Resolution 2,689 Investors	Law 4,131 Investors
BDR	X	X
Class A	▪ Register with the Brazilian Broker or any other Broker authorized to conduct trades on the Sao Paulo Stock Exchange ▪ Deliver duly completed and signed U.S. Form of Acceptance and all required documentation to the Intermediary Institution ▪ Cause CSAN3 shares to be transferred to CBLC's specific portfolio ▪ Broker will register order in MEGABOLSA system on the Auction Date	▪ Register with the Brazilian Broker ▪ Deliver duly completed and signed U.S. Form of Acceptance and all required documentation to the Intermediary Institution
Class B2	▪ Register with the Brazilian Broker or any other Broker authorized to conduct trades on the Sao Paulo Stock Exchange ▪ Deliver duly completed and signed U.S. Form of Acceptance and all required documentation to the Intermediary Institution ▪ Cause CSAN3 shares to be transferred to CBLC's specific portfolio ▪ Broker will register order in MEGABOLSA system on the Auction Date	▪ Register with the Brazilian Broker ▪ Deliver duly completed and signed U.S. Form of Acceptance and all required documentation to the Intermediary Institution

All documents signed outside Brazil must be notarized and guaranteed. If you are tendering the shares of a Holding Entity, you must include with the U.S. Form of Acceptance certificates representing the Holding Entity shares duly endorsed for transfer

- 9 -

Required Information for Qualifying

	Brazil residents	Resolution 2,689 investors	Law 4,131 Investors
BDR	X	X	X
Class A	▪ Investor tax ID in Brazil ▪ Name of the Financial Institution[1] Member of DTC ▪ DTC Number of the Financial Institution ▪ DTC investor's account number ▪ Duly completed and signed Form of Acceptance[1] ▪ Required documentation in the Form	▪ Investor tax ID in U.S. ▪ Investor tax ID in Brazil ▪ CVM registration number ▪ RDE - Portfolio number ▪ Name of the Financial Institution[2] Member of DTC ▪ DTC Number of the Financial Institution ▪ DTC investor's account number ▪ Duly completed and signed Form of Acceptance[2] ▪ Required documentation in the Form ▪ Form W8 Ben/ W9	▪ Investor tax ID in U.S. ▪ Investor tax ID in Brazil ▪ Number of shares to be exchanged ▪ IED number ▪ Name of the Financial Institution[1] Member of DTC ▪ DTC Number of the Financial Institution ▪ DTC investor's account number ▪ Duly completed and signed Form of Acceptance[1] ▪ Required documentation in the Form ▪ Form W8 Ben/W9
Class B2	▪ Investor tax ID in Brazil ▪ Duly completed and signed Form of Acceptance[1] ▪ Required documentation in the Form	▪ Investor tax ID in U.S. ▪ Investor tax ID in Brazil ▪ CVM registration number ▪ RDE- Portfolio number ▪ Duly completed and signed Form of Acceptance[1] ▪ Required documentation in the Form ▪ Form W8 Ben/ W9	▪ Investor tax ID in U.S. ▪ Investor tax ID in Brazil ▪ Number of shares to be exchanged ▪ IED number ▪ Duly completed and signed Form of Acceptance[1] ▪ Required documentation in the Form ▪ Form W8 Ben/W9

[1] U.S. Broker authorized to conduct trades on the NYSE

[2] For U.S residents and Holding Entities – U.S. Form of Acceptance
All other investors – Brazilian Form of Acceptance

- 10 -

Contacts

                            Intermediary Institution

                              Banco Santander S.A.
                    c/o Santander Investment Securities Inc.
                              45 East 53rd Street
                               New York, NY 10022
                              9th Floor Operations

             Attention: Neil Iorio, Vincent Valenza and Julio Toro
 Ref: Santander Brasil S/A Corretora de Titulos e Valores Mobiliarios (Cosan tender)

                 Telephone Numbers: U.S.: (001) (866) 215-3028
                           Brazil: (55)(11) 3012-6070

                         Telephone hours of operation:

  8:00 a.m. - 11:00 a.m. New York time (9:00 a.m. - 12:00 p.m. Sao Paulo time)
                                      and
   1:00 p.m. - 5:00 p.m. New York time (2:00 p.m. - 6:00 p.m. Sao Paulo time)

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Cosan Limited offer to Exchange Common Shares of Cosan S.A. Insustria e Comercio

Investor Relations
March 2008